October 18, 2019

Lorenzo Barracco
Chairman and CEO
Mystic Holdings, Inc.
4145 Wagon Trail Avenue
Las Vegas, Nevada 89118

       Re: Mystic Holdings, Inc.
           Offering Statement on Form 1-A
           Filed October 4, 2019
           File No: 024-11093

Dear Mr. Barracco :

       We have the following comments on your offering statement.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed October 4, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Pending Acquisitions, page 36

1. We note that in May and August 2019 you entered into asset purchase agreements to acquire 100% of the assets of Medifarm and Medifarm I's cannabis dispensaries. Please explain to us how you considered the requirements of Rule 8-04 of Regulation S-X with regard to these acquisitions.
Audited Consolidated Financial Statements
Independent Auditor's Report, page F-2

2. We note your independent auditors have included a disclaimer of opinion in their audit report. Please revise to provide an audit report that includes a clear expression of an opinion on your financial statements and complies with Article 2-02(c) of Regulation S-X.
      In addition, it appears Ellsworth & Stout LLC may not be independent as a result of the subsequently issued compilation report. We will not perform a detailed examination of the offering statement until you provide an audit report that complies with
Article 2.
 Lorenzo Barracco
Mystic Holdings, Inc.
October 18, 2019
Page 2
Accountant's Compilation Report, page F-12

3. Please note that compilation reports are not appropriate to present because the association of the accountant provides no basis for reliance. In addition, the presence of a compilation report may indicate a violation of SEC independence standards under S-X
2-
      01(c)(4)(i)(B). Accordingly, please remove the accountants' compilation report.
Unaudited Consolidated Financial Statements, page F-12

4. Please provide the statements of income and cash flows for the corresponding period of the preceding fiscal year, i.e. the six months ending June 30, 2018, as required by Part
      F/S(b)(5).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett at 202-551-3606 or Terence O'Brien, Accounting
Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at 202-551-3673 or Joe McCann at
202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameLorenzo Barracco
                                                            Division of
Corporation Finance
Comapany NameMystic Holdings, Inc.
                                                            Office of Life
Sciences
October 18, 2019 Page 2
cc:       Spencer G. Feldman, Esq.
FirstName LastName